     As filed with the Securities and Exchange Commission on March 5, 1999
                     Registration Statement No. 333-_____

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                             --------------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                             --------------------

                                   AMBI INC.
            (Exact name of registrant as specified in its charter)

New York                       5122                          11-2653613
(State or other jurisdiction   (Primary Standard Industrial  (I.R.S. Employer
of incorporation)              Classification Code Number)   Identification No.)


AMBI Inc.                                Fredric D. Price, President, CEO
4 Manhattanville Road                    AMBI Inc. 4 Manhattanville Road
Purchase, New York 10577                 Purchase, New York 10577
(914) 701-4500                           (914) 701-4500
(Address, including zip code,            (Name, address, including zip code,
and telephone number, including          and telephone number, including area
area code, of registrant's principal     code, of agent for service)
executive offices)


                                  Copies To:
                             Oscar D. Folger, Esq.
                               521 Fifth Avenue
                           New York, New York 10175
                                (212) 697-6464

Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement depending on market conditions.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. /__/

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / X/

                        CALCULATION OF REGISTRATION FEE


                                             Proposed Maximum   Proposed Maximum
Title of Each Class of        Amount Being   Offering Price     Aggregate          Amount of
Securities Being Registered     Registered   per Share (1)      Offering Price     Registration Fee
---------------------------   ------------   ----------------   ----------------   ----------------
 Common Stock                   1,304,347       $1.34375           $1,752,716          $487.26


(1) Estimated for purposes of computing the registration fee pursuant to Rule 457(c) at $1.34375 per share based upon the average of the high and low prices of $1.375 and $1.3125 on March 3, 1999, respectively.

                            -----------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                            ----------------------

                  SUBJECT TO COMPLETION, DATED MARCH 5, 1999

PROSPECTUS

                                   AMBI INC.

                       1,304,347 Shares of Common Stock

                       --------------------------------


         The shareholders of AMBI Inc. (the "Company" or "AMBI") listed below (the "Selling Security Holders") are offering and selling 1,304,347 shares of Common Stock, par value $.005 per share, (the "Common Stock") under this prospectus (the "Offered Shares"). These shares were issued in January 1999 as part of the consideration for the acquisition of the business of Optimum Lifestyle, Inc., which is in the business of developing, manufacturing, and marketing dietary supplements, primarily nutrition bars which are marketed under the trademark "Lite-Bites" through the QVC television network.

         Some or all of the Selling Security Holders expect to sell their Offered Shares. The selling shareholders may offer their AMBI stock through public or private transactions, on or off the Nasdaq Stock Market, at prevailing market prices, or at privately negotiated prices. All net proceeds from the sale of the Offered Shares will go to the shareholders who offer and sell their shares. Accordingly, the Company will not receive any proceeds from sales of the AMBI shares.

         The Company's Common Stock is traded on the Nasdaq National Market System under the symbol AMBI. As reported by Nasdaq for March 3, 1999, the last sale price for the Company's Common Stock was $1.3125.

                             ---------------------
                THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                             ---------------------

              NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION
             HAS APPROVED THESE SECURITIES OR DETERMINED THAT THIS
            PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                The date of this Prospectus is March __, 1999.

                             AVAILABLE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any document we file at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C., and at the SEC's Regional
Offices: Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois; 7 World Trade Center, New York, New York; and Suite 500, 5757 Wilshire Boulevard, Los Angeles, California, and with respect to registration statements, Suite 788, 1375 Peachtree Street, Atlanta, Georgia. Copies of such materials can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, and can also be accessed electronically through the SEC's Web site at http://www.sec.gov. The Company's securities are traded on the Nasdaq National Market System and reports and proxy statements can also be obtained from The Nasdaq Stock Market, Inc. at 1735 K Street NW, Washington, D. C. 20006.

         This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus also does not contain all the information set forth in the registration statement. For further information, you can obtain the complete registration statement and the documents incorporated herein by reference from the SEC offices listed above.

         We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                  THE COMPANY

         We are a New York corporation and were incorporated on June 29, 1983. We develop and commercialize nutrition and pharmaceutical products. Our executive offices are located at 4 Manhattanville Road, Purchase, New York 10577 and our telephone number at that address is 914-701-4500.

                                 RISK FACTORS

         An investment in the Offered Shares involves a high degree of risk. Prospective investors should understand that they may lose their investment and should consider carefully the following risk factors, among others, in making their investment decision. This Prospectus contains and incorporates by reference forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Please see particularly the discussion under "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Form 10-K/A for the year ended June 30, 1998, which is incorporated in this Prospectus by reference. Such statements are based on current expectations that involve a number of uncertainties including those set forth in the following risk factors. Actual results could differ materially from those projected in such forward-looking statements.

Sale of Subsidiary, Acquisition of New Business

         In December 1996, we sold our Aplin & Barrett Limited subsidiary ("A&B"). Substantially all of our earnings through the date of sale came from this subsidiary. Primarily as a result of the sale, revenues decreased 30% in the fiscal year ended June 30, 1997 ("fiscal 1997") from the fiscal year ended June 30, 1996 ("fiscal 1996"). In August 1997, we reinvested the proceeds from the sale of A&B, as well as used funds from additional loans, to acquire Nutrition 21, L.P. ("Nutrition 21"). Revenues in the fiscal year ended June 30, 1998 ("fiscal 1998") increased 84% from fiscal 1997 primarily due to revenues from Nutrition 21, which revenues more than fully replaced the revenues formerly derived from the A&B business. Nutrition 21 will probably continue to provide a majority of our revenues at least through the next fiscal year. We operate Nutrition 21 as a separate business located in San Diego, California. Our management does not have significant experience in Nutrition 21's nutritional supplement business. While certain of Nutrition 21's previous personnel have continued with the business, we do not have and do not plan to obtain employment agreements with Nutrition 21's personnel. Nutrition 21's current personnel may not remain with us, and it may be difficult to replace them should they leave. Furthermore, the Nutrition 21 business remains relatively new to us. The Nutrition 21 business and sales of our other products may not continue to generate revenues, cash flow, and earnings equal to those that would have come from A&B. Also, our earnings may not be sufficient to make our operations profitable on a continuing basis. We have also acquired in January 1999 substantially all of the assets of Optimum Lifestyle, Inc. ("Optimum") relating to the business of developing, manufacturing, and marketing dietary supplements, primarily nutrition bars that are marketed under the trademark "Lite-Bites" through the QVC television network. The business we acquired from Optimum is also relatively new to us and we may not be able to effectively integrate the acquired business with our other businesses or maintain the profitability of the new business. See also "Need for Additional Funding" and "Dependence on Patents and Proprietary Technology."

History of Operating Losses

         We have had net operating losses from our inception as a company in 1983 through the first quarter of fiscal 1998. At June 30, 1998 our accumulated deficit was approximately $44.7 million. In fiscal 1998, operating profit was approximately $1.5 million compared to operating losses in fiscal 1997 of approximately $16.6 million. All of our revenues to date have come from sales of non-therapeutic products, development agreements, licensing agreements, and research grants. Our current sales are from the Nutrition 21 business, Cardia(Registered)Salt and animal healthcare products. While we are looking to expand our revenues through, among other things, the continued acquisition of nutrition products, we may not successfully conclude any further acquisitions. Further, it may be several years before we generate revenues from the products we are currently developing. Our ability to maintain profitability depends, in part, on our ability to successfully market Nutrition 21's principal products, chromium picolinate and selenium, and Cardia(TM) Salt. Other factors important to our profitability will include:

-    integrating the business acquired from Optimum into ours,
-    entering into new agreements for product development and acquisitions,
-    commercialization of new products,
-    developing additional manufacturing and marketing capacity, and
-    obtaining regulatory approval, if and as required, for products.

We may not successfully develop, commercialize, manufacture and market new products, continue to achieve profitability, or obtain required regulatory approvals.

Need for Additional Funding

         Our future capital requirements will depend on many factors. These factors include expenses for:

-    continued marketing of existing products,
-    research and development,
-    the acquisition of products and/or companies,
-    filing, prosecuting and enforcing patent claims,
-    completing technological and market developments,
- the establishment of collaborative arrangements for manufacturing and marketing,
-    product in-licensing or acquisition,
-    pre-clinical and clinical trials, and
-    obtaining regulatory approvals.

We expect our existing resources to be sufficient to fund our foreseeable operations for the next 12 months. However, any increase in the level of acquisitions and research and development could require additional funds. For example, we had to borrow money from State Street Bank and Trust Company ("State Street") for part of the purchase price for the business acquired from Optimum. On January 21, 1999, we entered into an Amended and Restated Revolving Credit and Term Loan Agreement ("Term Loan") with State Street to finance the Optimum acquisition. Borrowings from State Street bear interest at the prime rate plus one percent and are due February 1, 2002. The principal amount of the Term Loan as of March 2, 1999 was approximately $5.25 million and is subject to monthly payments. The revolving credit line provides up to $4,000,000 based on certain of our assets. We intend to seek other additional funding through arrangements with corporate collaborators, public or private sales of our securities, or bank financing arrangements. We do not currently have any specific arrangements for additional financing and additional funding may not be available at all or on reasonable terms. Also, such financings may substantially dilute our existing shareholders.

Government Regulation

         The government extensively regulates products that are intended for application in the area of disease in humans or animals. The main regulatory agency is the U. S. Food and Drug Administration ("FDA"). The FDA regulates products like these for quality assurance, toxicology, safety, and efficacy. Such products must undergo thorough preclinical and clinical evaluations of performance as to safety and efficacy under approved protocols.

         All of the products that we are currently selling are in business areas that do not require FDA approval for marketing, but are subject to monitoring by the FDA. The FDA may make inquiries or take other actions concerning these products at some point in the future.

         We may pursue regulatory approval for the pharmaceutical and related uses of certain of our products. Our proposed pharmaceutical products, for both human and animal use, will be subject to the regulatory approval processes for new drugs. In the United States, these products must be approved by the FDA, and other developed countries also have equivalent regulatory agencies. It may take several years to take a product from the discovery stage through research and preclinical development to the point where we or our partners can make the necessary U.S. and international filings to conduct human clinical trials. Regulatory requirements to conduct clinical trials are substantial, depend upon a variety of factors, vary by country, and significantly add to the time necessary to determine whether a product candidate can be approved for human use. Since the sale of A&B, we do not have any pharmaceutical products that have completed this process. All of our potential pharmaceutical products are in various stages of preclinical and clinical development. We made our first regulatory submission with the FDA in October 1997 for approval of an Investigational New Drug Application ("IND") for nisin colonic-release tablets for the treatment of bacterial infections of the colon. In November 1997, the FDA advised us that we could proceed under the IND with a clinical trial. Our proposed products may not prove to be safe and effective under these regulatory procedures, or be marketable even after approval.

         In addition to FDA regulations, the Federal Trade Commission ("FTC") regulates product advertising claims. From 1993 to 1996, Nutrition 21 was subject to an FTC inquiry regarding certain advertising claims made from 1989 to 1992. In November 1996, Nutrition 21, without any admission that any laws had been violated, entered into a settlement agreement with the FTC. This agreement limits our ability to make claims about our Nutrition 21 products without "competent and reliable scientific evidence." The agreement also mandates that we maintain records relating to advertising materials and notify customers and employees that certain advertising is no longer to be used unless substantiated by competent and reliable scientific evidence.

Drug Related Risks

         Adverse side effects may occur in both human and animal patients during clinical testing of a new drug. These side effects may delay FDA approval, and even cause a company to terminate its efforts to develop a drug for commercial use. In addition, adverse side effects that develop after the FDA has approved a drug could result in legal action against a company. Drug developers and manufacturers, including our company, may face substantial liability in the event of adverse side effects or product defects when used in clinical tests or after sale to the public. If we fail to defend ourselves successfully in any suit that may be brought against us, our business and finances could suffer material adverse effects. Also, any such defense is likely to be expensive and a significant drain on our financial resources. Further, we may not be able to satisfy any claim for which we may be held liable without significant loss to our resources and business.

Dependence on Key Executive and Skilled Personnel

         Our business depends heavily upon the participation of Mr. Fredric D. Price, President and Chief Executive Officer. Loss of his services would adversely affect our operations. In addition, both our long-term and short-term success depend in large part upon our continued ability to attract and retain skilled scientific and managerial employees. As a result of the highly competitive demand for such persons, we might not continue to be able to attract the necessary qualified staff.

Competition

         We are evaluating certain proprietary nutrition products in the areas of cardiovascular disease, diabetes, infectious disease, and gastrointestinal disorders. We have limited experience in marketing products and providing marketing licenses to others in these areas. Compared to us, there are many larger food and pharmaceutical companies with substantially greater financial resources or with relevant marketing experience in these areas. These other companies could acquire or develop products that may compete with our current or future products. We may not be able to develop or acquire other nutrition products that have a substantial market presence.

         We are developing a class of bacteriocins/antimicrobial peptides known as lanthocins as drugs for the treatment of serious bacterial infections. Many other corporate and research organizations are developing other bacteriocins and antimicrobial peptides as drugs to treat these and similar bacterial infections. Success by competitors with other anti-bacterial or germicidal products may substantially and adversely affect our prospects. Many of the large corporations that are involved in, or are expected to enter, the field of biotechnology have substantially greater financial, marketing and human resources than we do.

         The nutrition supplement manufacturing industry is fragmented with many competitors and potential competitors that are larger and have greater financial resources than we do. Although we hold exclusive rights to the United States patent for chromium picolinate, foreign producers compete on price with us in foreign markets. We also face price competition from illegal imports into the United States. See also "Dependence on Patents and Proprietary Technology."

Technological Obsolescence

         We are developing products in areas that are undergoing rapid technological advances and we may not be able to take advantage of such advances. In addition, the successful application of such technological advances by competitors may render our products obsolete. In the nutrition supplement market there are numerous products for which claims are made similar to those made by us for chromium picolinate. Research supporting competitors' claims in the nutrition supplement market is not subject to mandatory review by any government agency. Therefore, new products can appear and be brought to market rapidly and with little advance notice. A product competitive with chromium picolinate may appear or be supported by new research before we are able to respond with new product development or countervailing research. See also "Government Regulation."

Product Liability Claims and Uninsured Risks

         Even if we are successful in developing and marketing new products, we may be exposed to liability resulting from the use of such products. We have product liability insurance for the products we currently market and intend to obtain product liability insurance for products we will market in the future. However, we may not succeed in obtaining additional insurance or obtaining insurance sufficient to cover all possible liabilities.

Dependence on Others

         A division of Orion Corporation ("Orion"), the largest pharmaceutical company in Finland, granted to us an exclusive license to make, have made, use and sell in the United States Orion's patented salt blend. This product is currently being sold in the United States by us as Cardia(TM) Salt and is being sold in countries outside the United States by Orion and its licensees. The product has significantly less sodium than regular salt and contains potassium and magnesium, essential minerals that may help individuals concerned about salt intake as it affects overall cardiovascular risk. In October 1998, we granted American Home Products Corporation's Whitehall-Robins Healthcare Division an exclusive license to sell Cardia(TM) Salt in the U.S. retail market. Also in October 1998,we entered into an exclusive agreement with Cultor Food Science, Inc. to market Cardia(TM) Salt as a food ingredient to the U.S. processed food industry. We are dependent on the license from Orion and the marketing efforts of American Home Products Corporation's Whitehall-Robins Healthcare Division and Cultor Food Science, Inc. for the success of this product.

         In order to develop, test and market our products, it may be necessary for us to obtain other licenses to patents or other proprietary rights of third parties, or enter into other agreements with collaborative partners. We may not be able to obtain any such licenses or agreements or their terms may not be acceptable to us. If we are not able to obtain such licenses or enter into such agreements, we could encounter delays in introducing our products into the market, or find that development, manufacture or sale of our products will be limited.

No Manufacturing Experience and Reliance on Third Parties for Manufacturing

         We currently have no facilities to manufacture our pharmaceutical products in accordance with Good Manufacturing Practices prescribed by the FDA and must rely on third parties to manufacture our products. These manufacturers may not meet our requirements, and we may not be able to find substitute manufacturers, if necessary.

Dependence on Patents and Proprietary Technology

         Patent and trade secret protection for new technologies, products and processes is very important in the biotechnology and pharmaceutical industries. In addition, we rely on such intellectual property to protect our investment in the nutrition products business. Our success will depend, in part, on our ability to obtain patent protection for our products and manufacturing processes, preserve our trade secrets, and operate without infringing the proprietary rights of third parties. We hold exclusive rights to the United States patent for chromium picolinate, which expires in August 2000. We also hold patents on various uses of chromium picolinate which expire in 2009. We expect to seek additional patents in the future, but we may not succeed in obtaining any such patents and any patents that we do obtain may be inadequate as to the breadth or degree of protection. In addition, Orion Corporation and the University of Maryland have exclusively licensed their rights in certain patents and patent applications to us. Our future performance is partly dependent upon these patent rights. Our reliance on patent protection is subject to the risks in relying on patent protection described below.

         The patent position of biotechnology and pharmaceutical firms is often highly uncertain and usually involves complex legal and factual questions. There is a substantial backlog of biotechnology patent applications at the United States Patent and Trademark Office. No consistent policy has emerged regarding the breadth of claims covered in biotechnology patents. Accordingly, any current or future patent applications relating to our products or technology may not result in patents being issued or, if issued, such patents may not afford adequate protection or may be challenged, invalidated or infringed. Furthermore, competitors may independently develop similar products and processes, duplicate our products or, if patents are issued to us, design around such patents. In addition, we could incur substantial costs in defending ourselves in suits brought against us or in suits in which we may assert our patents against others. The negative outcome of any such litigation could adversely affect our business. We may also have to participate in interference proceedings declared by the United States Patent and Trademark Office at substantial cost in order to assert the priority of our inventions.

         We may also desire or be required to obtain licenses to patents or other proprietary rights of third parties. Such licenses may not be available on terms acceptable to us, if at all. If we do not obtain such licenses, we could either be delayed in marketing new products while we attempt to design around such patents or other rights, or be unable to develop, manufacture or sell such products.

         We also seek to protect our proprietary technology, including technology which may not be patented or patentable, in part by confidentiality and inventors' rights agreements with our collaborators, advisors, employees, and consultants. These agreements may be breached and we may not have adequate remedies for any such breach. Also, our trade secrets may be disclosed in some manner not covered by these agreements.

Dependence on Limited Number of Products

         Since the divestiture of A&B and the subsequent purchase of Nutrition 21, our revenues have been primarily derived from the sales of our nutrition products; primarily chromium picolinate and selenium, which are the principal products of the Nutrition 21 business. While we are working to acquire or develop additional products, at the present time a decline in the sales of chromium picolinate or selenium for whatever reason could have a material adverse impact on our results of operations and financial condition.

Sales Dependent in Part on Third Party Reimbursement

         If and when they become available, sales of our pharmaceutical products may depend to some extent on the availability of reimbursement from third-party payers, such as government and private insurance plans. Such reimbursement may not be available.

Dependence on Acquisitions

         We intend to grow our business in part by seeking and closing acquisitions of complementary businesses. However, suitable acquisition candidates may not be found or effectively integrated into our operations. Furthermore, future acquisitions may have an adverse effect upon our operating results, particularly in the quarters immediately following the acquisition when the operations of the acquired businesses are being integrated into our operations.

Maintenance Criteria for Nasdaq Securities; Penny Stock Rules

         Our Common Stock is quoted on the Nasdaq National Market System. In order to maintain such listing we must continue to be registered under Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") and have:

(1)      net tangible assets of at least $4,000,000,
(2) at least 750,000 shares outstanding held by non-affiliates with a market value of at least $5,000,000,
(3)      at least 400 shareholders,
(4)      a minimum bid price of $1.00 per share, and
(5)      at least two market makers.

We believe that we currently comply with all of the requirements for continued listing. In the future we may not continue to meet the requirements for continued listing on the Nasdaq National Market System. If our securities fail to maintain a Nasdaq listing, the market value of our Common Stock would likely decline and purchasers of our Common Stock would likely find it more difficult to sell our Common Stock, or to obtain accurate quotations as to its market value.

         In addition, if we fail to maintain a Nasdaq listing for our securities, and no other exclusion from the definition of a "penny stock" under the Exchange Act is available, then any broker engaging in a transaction in our securities would be required to provide any customer with a risk disclosure document, disclosure of market quotations, if any, disclosure of the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market values of our securities held in the customer's accounts. The bid and offer quotation and compensation information must be provided prior to effecting the transaction and must be contained on the customer's confirmation. If brokers become subject to the "penny stock" rules when engaging in transactions in our securities, they would become less willing to engage in such transactions, thereby making it more difficult for purchasers of our Common Stock to dispose of their shares.

Shares Eligible for Future Sale

         Sales of a substantial number of shares of Common Stock in the public market could adversely affect the market price for our Common Stock. Among other securities, we currently have outstanding 1,500 shares of our Series E Convertible Preferred Stock that currently are convertible into 1,200,000 shares of Common Stock (subject to anti-dilution adjustments), 528,937 Warrants issued in connection with the Series D Preferred Stock, and 457 shares of Series F Preferred Stock. We have registered the sale of all of the Common Stock underlying the Preferred Stock and Warrants as well as 4,342,467 shares of Common Stock issuable pursuant to various other warrants and stock options. The conversion and sale of these shares of Common Stock would dilute the shareholdings of current shareholders and may reduce the price of our Common Stock.

Dividends Not Likely

         We have never paid any dividends on our Common Stock. The payment of dividends is also restricted by provisions of the Preferred Stock. When we become legally able to pay dividends, such payment will be subject to the discretion of our Board of Directors, which will take into account earnings, financial requirements, and other factors deemed relevant by the Board of Directors. For the foreseeable future, we anticipate that any earnings that may be generated from our operations will be used to finance our growth and that we will not pay cash dividends to holders of Common Stock.

Volatility of Stock Price

         The market prices for securities issued by small health care related companies have been volatile. Announcements of technological innovations for new commercial products by our competitors, adverse developments concerning regulatory review, proprietary rights, corporate plans, the introduction of new products, and changes in general conditions in the industry may have a significant negative impact on our business and on the market price of our Common Stock.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the Offered Shares by the Selling Security Holders. Accordingly, we will not receive any proceeds from sales of the Offered Shares.

                            SELLING SECURITY HOLDERS

         The following table sets forth the names of the Selling Security Holders, the number of shares of Common Stock beneficially owned by such Selling Security Holder and the number of Offered Shares which may be offered for sale pursuant to this Prospectus by each such Selling Security Holder. None of the Selling Security Holders has held any position or office or has had any other material relationship with the Company or any of its affiliates within the past three years other than as a result of his or her ownership of shares of Common Stock. The Offered Shares may be offered from time to time by the Selling Security Holders named below. However, such Selling Security Holders are not obligated to sell any such Offered Shares immediately under this Prospectus. All information with respect to share ownership has been furnished by the Selling Security Holders. Because the Selling Security Holders are not obligated to sell any such Offered Shares, no estimate can be given as to the number of shares of Common Stock that will be held by any Selling Security Holder upon termination of any offering made hereby.

                                                                                            Securities to
                                                 Securities Owned           Securities           be Owned
Name                                         Before Offering (1)         to be Sold (2)    after Offering
----                                        ---------------------        --------------    --------------
Dean Radetsky                                             591,956               586,956             5,000
Cheryl Radetsky                                           591,956               586,956             5,000
Marvin L. Segel                                           130,435               130,435                 0


--------------------
(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and includes any securities which the person has the right to acquire within 60 days of the date of this Prospectus through the conversion or exercise of any security or right.

(2) Assumes that all of the Offered Shares held by the Selling Security Holders are sold, and that the Selling Security Holders acquire no additional shares of Common Stock before the completion of this offering.

                              PLAN OF DISTRIBUTION

         The Common Stock offered by this Registration Statement is being offered on behalf of the Selling Security Holders. Such Common Stock may be sold or distributed from time to time by the Selling Security Holders, or by donees or transferees of, or other successors in interest to, the Selling Security Holders, directly to one or more purchasers or through brokers, dealers or underwriters who may act solely as agents or may acquire such Common Stock as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the Common Stock offered hereby may be effected hereby in one or more of the following methods: (i) ordinary brokers' transactions; (ii) transactions involving cross or block trades or otherwise on the Nasdaq National Market; (iii) purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this Prospectus; (iv) "at the market" to or through market makers or into an existing market for the Common Stock; (v) in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents; (vi) through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); (vii) in privately negotiated transactions; (viii) to cover short sales; or (ix) any combination of the foregoing.

         From time to time, one or more of the Selling Security Holders may pledge, hypothecate or grant a security interest in some or all of the Offered Shares owned by them, and the pledgees, secured parties or persons to whom such securities have been hypothecated shall, upon foreclosure in the event of default, be deemed to be Selling Security Holders hereunder. The number of Selling Security Holder's Offered Shares beneficially owned by those Selling Security Holders who so transfer, pledge, donate or assign Selling Security Holders' Offered Shares will decrease as and when they take such actions. The plan of distribution for Selling Security Holders' Offered Shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be Selling Security Holders hereunder. In addition, a Selling Security Holder may, from time to time, sell short the Common Stock of the Company, and in such instances, this Prospectus may be delivered in connection with such short sales and the Offered Shares offered hereby may be used to cover such short sales.

         A Selling Security Holder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the Common Stock in the course of hedging the positions they assume with such Selling Security Holder, including, without limitation, in connection with distributions of the Common Stock by such broker-dealers. A Selling Security Holder may also enter into option or other transactions with broker-dealers that involve the delivery of the Offered Shares to the broker-dealers, who may then resell or otherwise transfer such Offered Shares. A Selling Security Holder may also loan or pledge the Offered Shares to a broker-dealer and the broker-dealer may sell the Offered Shares so loaned or upon a default may sell or otherwise transfer the pledged Offered Shares.

         Brokers, dealers, underwriters or agents participating in the distribution of the Offered Shares as agents may receive compensation in the form of commissions, discounts or concessions from the Selling Security Holders and/or purchasers of the Common Stock for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions). The Selling Security Holders and any broker-dealers who act in connection with the sale of the Offered Shares hereunder may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions they receive and proceeds of any sale of the Offered Shares may be deemed to be underwriting discounts and commissions under the Securities Act. Neither the Company nor any Selling Security Holder can presently estimate the amount of such compensation. The Company knows of no existing arrangements between any Selling Security Holders or any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the Offered Shares.

         The Company will pay substantially all of the expenses incident to the registration, offering and sale of the Offered Shares to the public other than commissions or discounts of underwriters, broker-dealers or agents. The Company has also agreed to indemnify the Selling Security Holders and certain related persons against certain liabilities, including liabilities under the Securities Act.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

         The Company has advised the Selling Security Holders that during such time as they may be engaged in a distribution of the Offered Shares included herein they are required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes any Selling Security Holder, any affiliated purchasers, and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the Offered Shares.

         This offering will terminate on the earlier of (a) the date on which the shares are eligible for resale without restrictions pursuant to Rule 144(k) under the Securities Act or (b) the date on which all shares offered hereby have been sold by the Selling Security Holders.

                                     EXPERTS

         The consolidated financial statements of AMBI Inc. and subsidiary as of June 30, 1998 and 1997, and for each of the years in the three-year period ended June 30, 1998, have been incorporated by reference herein and elsewhere in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                  LEGAL MATTERS

         Certain legal matters in connection with this offering are being passed upon for the Company by Oscar D. Folger, Esq., 521 Fifth Avenue, New York, New York 10175. Mr. Folger's wife owns 29,775 shares of the Common Stock of the Company.

                                MATERIAL CHANGES

         There have been no material developments since the filing on February 11, 1999 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1998.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         As of June 30, 1998, Burns Philp & Company Limited ("BP") owned 7,763,837 shares of Common Stock, and continues such Common Stock ownership as of the date hereof.

         On December 12, 1996, the Company completed the sale of its UK-based subsidiary, Aplin & Barrett Limited ("A&B") to BP in accordance with the terms of a Share Purchase Agreement. As part of the transaction, BP has provided the Company with a revolving line of credit of up to $2.5 million. Any borrowings under this line of credit can be forgiven under certain circumstances. As of the date of filing this Prospectus, no amount has been drawn under this line of credit.

         In connection with the sale of A&B, the Company and A&B entered into two License Agreements. Pursuant to the first License Agreement, the Company is exclusively licensed by A&B for the use of nisin in pharmaceutical products and animal healthcare products. Pursuant to the second License Agreement, A&B is exclusively licensed by the Company for the use of nisin as a food preservative and for food preservation. In addition, the Company entered into a Supply Agreement with A&B pursuant to which A&B was required to sell nisin to the Company while the Company was establishing its own source of supply. The Company established its own source of supply for nisin, and sent notice of termination of the Supply Agreement effective September 26, 1997.

         The Company and BP also entered into an Investors' Rights Agreement pursuant to which BP agreed until December 11, 1998 not to acquire, directly or indirectly, the Company's securities, and to refrain from selling the Company's Common Stock. So long as BP owns at least 10% of the Company's outstanding Common Stock, BP will vote its shares in favor of Fredric D. Price and one nominee of Fredric D. Price for election to the Company's Board of Directors. So long as BP owns at least 20% of the Company's outstanding Common Stock, BP is entitled to nominate one member for election to the Company's Board of Directors.

         As of the date of sale, two of the Company's Board members were representatives of BP. BP's Board representatives did not participate in the vote of the Company's Board which approved the sale of A&B to BP. As a result of the sale, BP's representation on the Company's Board of Directors was reduced from two members to one member. Currently, BP has not nominated a member for election to the Company's Board. The amount of consideration for the sale was arrived at through arms-length negotiation and a fairness opinion was obtained.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents, which have been filed with the SEC by the Company, are incorporated herein by reference and made a part hereof. The SEC file number for all documents which are incorporated by reference is 1- 12106.

         (1)      Annual Report on Form 10-K/A for the fiscal year ended June
                  30, 1998.

         (2) Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998.

         (3) Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1998.

         (4)      Current Report on Form 8-K filed December 11, 1998.

         (5)      Current Report on Form 8-K filed February 3, 1999.

         (6) The section entitled "Description of Securities" in the Company's registration statement on Form S-1 (Registration No. 33-4822), declared effective on August 28, 1986.

         In addition, any amendments to such document and all other reports, proxy statements and other documents of the Company hereafter filed with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act, prior to the termination of the offering of the securities covered by this Prospectus, shall be deemed to be incorporated in this Prospectus and made a part hereof by reference from the date of filing of each such document. Any statement contained in an earlier document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company undertakes to provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in the Prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates). Such request should be directed to the Secretary, AMBI Inc., 4 Manhattanville Road, Purchase, New York 10577.

                                 INDEMNIFICATION

         The Company's by-laws provide that the Company will indemnify its directors and officers to the fullest extent permitted by law. The New York Business Corporation Law (the "BCL") provides that a corporation may indemnify a director or officer made a party to a derivative action against reasonable expenses actually and necessarily incurred by him in connection with the defense of such action, except in relation to matters as to which such director or officer is adjudged to have breached his duty to the corporation. In addition, the BCL provides that a corporation may indemnify a director or officer made, or threatened to be made, a party to any action other than a derivative action on behalf of the indemnifying corporation, whether civil or criminal, against judgments, fines, amounts paid in settlement and reasonable expenses actually and necessarily incurred as a result of such action, if such director or officer acted in good faith, for a purpose which he reasonably believed to be in the best interests of the corporation and, in criminal actions or proceedings, had no reasonable cause to believe that his conduct was unlawful.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                    AMBI INC.

                        1,304,347 Shares of Common Stock

                             ----------------------

                                   PROSPECTUS

                             ----------------------



                                 March ___, 1999

         This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus is accurate as of any date other than the date on the front of the document.

                                TABLE OF CONTENTS

Available Information ...............        2
The Company .........................        3
Risk Factors ........................        3
Use of Proceeds .....................        9
Selling Security Holders ............        9
Plan of Distribution ................       10
Experts .............................       11
Legal Matters .......................       11
Material Changes ....................       11
Certain Relationships ...............       11
Incorporation by Reference ..........       12
Indemnification .....................       13

                                     PART II

                     Information Not Required in Prospectus

Item 14.  Other Expenses of Issuance and Distribution.

         The expenses in connection with the issuance and distribution of the securities being registered under this Registration Statement are estimated as follows:

Securities and Exchange Commission fee....         $    488
Nasdaq National Market listing fee........           17,500
Legal Fees and expenses...................           10,000
Accountant's fees and expenses............            5,000
Miscellaneous.............................            1,012
                                                   --------

                  Total...................         $ 34,000


Item 15.  Indemnification of Directors and Officers.

         Section 5.04 of the Company's by-laws provides that the Company will indemnify its directors and officers to the fullest extent permitted by law.

     Section 722 of the New York Business Corporation Law provides that a corporation may indemnify a director or officer made a party to a derivative action, against reasonable expenses actually and necessarily incurred by him in connection with the defense of such action, except in relation to matters as to which such director or officer is adjudged to have breached his duty to the corporation. Such indemnification does not include amounts paid in settling or otherwise disposing of a threatened or pending action which is settled or otherwise disposed of without court approval.

     Section 722 of the Business Corporation Law further provides that a corporation may indemnify a director or officer, made, or threatened to be made, a party to any action other than a derivative action on behalf of the indemnifying corporation, whether civil or criminal, against judgments, fines, amounts paid in settlement and reasonable expenses actually and necessarily incurred as a result of such action, if such director or officer acted in good faith, for a purpose which he reasonably believed to be in the best interests of the corporation and, in criminal actions or proceedings, had no reasonable cause to believe that his conduct was unlawful.

     Section 723 specifies the manner in which payment of such indemnification may be authorized by the corporation. It provides that indemnification by a corporation is mandatory in any case in which the director or officer has been completely successful, whether on the merits or otherwise, in defending an action referred to in Section 722. In the event that the director or officer has not been wholly successful or the action is settled, indemnification must be authorized by the appropriate corporate action as set forth in Section 723.
Section 724 provides that upon application by a director or officer, indemnification may be awarded by a court to the extent authorized under Sections 722 and 723. Section 725 provides that no indemnification agreement in any Certificate of Incorporation or By-Laws is valid unless consistent with the statute. In addition, Section 725 contains certain other miscellaneous provisions affecting the indemnification of directors and officers.

     Insofar as indemnification by the Company for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16.  Exhibits.

Exhibit No.       Description

2(a) Agreement of Purchase and Sale of Assets made on January 19, 1999 by and among Dean Radetsky and Cheryl Radetsky, Optimum Lifestyle, Inc., a California corporation, and AMBI Inc., a New York corporation.*

10(a) Amended and Restated Revolving Credit and Term Loan Agreement dated as of January 21, 1999 between the Bank as Lender and the Company as Borrower.*

(5)      Opinion of Oscar D. Folger

(23)(a)  Consent of Oscar D. Folger (included in Exhibit 5)

(23)(b)  Consent of KPMG  LLP

-------------------------------------
* Incorporated by reference from the Company's Current Report on Form 8-K filed February 3, 1999.

Item 17.  Undertakings

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any fact or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the high and low and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That for purposes of determining any liability under the Securities Act of 1933, each filing of Registrant's annual report pursuant to
Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   Signatures

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Purchase, New York on the 4th day of March 1999.

                  AMBI Inc.

                  By:   /s/ Fredric D. Price
                        ---------------------
                  Fredric D. Price, President, CEO and Director

                                POWER OF ATTORNEY

     Each person whose signature appears below hereby constitutes and appoints Fredric D. Price as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-3 and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission under the Securities Act of 1933.

                              --------------------

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                                Title                         Date
---------                                -----                         ----
 /s/ Robert E. Flynn            Chairman of the Board              March 4, 1999
-----------------------------
Robert E. Flynn


 /s/ Fredric D. Price           President, CEO and Director        March  4, 1999
-----------------------------
Fredric D. Price


 /s/ Gerald A. Shapiro          CFO (Principal Accounting and      March 4, 1999
-----------------------------   Financial Officer)
Gerald A. Shapiro


 /s/ P. George Benson           Director                           March 4, 1999
-----------------------------
P. George Benson


 /s/ Audrey T. Cross            Director                           March 4, 1999
-----------------------------
Audrey T. Cross


 /s/ Marvin Moser               Director                           March 4, 1999
-----------------------------
Marvin Moser


 /s/ Robert E. Pollack          Director                           March 4, 1999
-----------------------------
Robert E. Pollack